November 3, 2008

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Mail Stop 3561

Re:	Staples, Inc.
Correspondence Submitted on September 9, 2008 Regarding
Annual Report on Form 10-K for the Year Ended February 2, 2008
Filed March 4, 2008;
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2008; and
Quarterly Report on Form 10-Q for the Period Ended August 2, 2008
Filed September 3, 2008.
File No. 0-17586

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company”, “Staples”, “we”, or “our”), dated October 20, 2008.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information is in regular type.

Quarterly Report on Form 10-Q for the Period Ended August 2, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and .. . ., page 18

1.                                      We note your response to comment 2 in our letter dated August 12, 2008. In that response, you state that due to the weak economy, you expect earnings per diluted share to grow in the low single digits in 2008, including the results of Corporate Express, and you expect your pre-acquisition sales, excluding Corporate Express, will grow in the low single digits and earnings per diluted share to be flat in 2008 compared to 2007, excluding the impact of the California wage and hour class action litigation settlement. In future filings, please discuss the reasons for your expectations regarding your future sales and earnings per diluted share. Also, in your quarterly report on Form 10-Q for the period ended August 2, 2008, you state that you continue “to invest in new strategic initiatives and customer service programs to ensure [y]our long term success, despite the current weak economic climate.”  Please disclose these strategic initiatives and customer service programs and discuss how they will ensure your long term success in the current economic climate.

Response:  In future filings, if we discuss expectations regarding future sales and earnings per diluted share, we will discuss the reasons behind such expectations. While we will continue to endeavor to provide as much transparency as possible,  because of the difficulty in forecasting sales in the current challenging environment, at this time we do not plan to provide specific sales and earnings guidance for the rest of 2008 and for 2009. As noted in our October 29, 2008 press release and related Form 8-K, we plan to continue to discuss a number of factors that will impact earnings such as integration expense, currency fluctuation, restructuring costs, interest expense and others. When we discuss these factors, we will continue to describe the reasons behind our expectations.

As discussed with the Staff, it does not seem helpful to explain retrospectively our sales and earnings expectations as set forth in our quarterly report on Form 10-Q for the period ended August 2, 2008, especially in light of the changes to the economy and financial landscape over the past two months.

To the extent that we discuss new strategic initiatives and customer service programs, we will provide additional detail regarding such programs in future filings. Based on what we know today, below (in italics) is an example of disclosure we may provide in future filings:

We still continue to invest in new strategic initiatives and customer service programs to ensure our long term success. These strategic initiatives include:

•              implementing a series of retail business initiatives to drive store productivity, including improving the profitability of technology sales, boosting sales of high margin copy and EasyTech services, and reducing the size of our primary store format “Dover” to 18,000 square feet from 20,000 square feet;

•              continued differentiation through our own brand products; and

•              cross-channel initiatives to increase the spend of customers from one segment of our business to another success.

For our customer service programs, our North American and European delivery businesses have focused on the “Perfect Order” program to improve product availability, ensure accuracy of orders, improve warehouse performance and productivity of our delivery trucks, and reduce product returns, resulting in fewer trips per order and higher customer satisfaction and retention.  In our North American Retail business, our selling models are designed to train associates to provide solutions for small business customers and drive attachment selling, while also providing incentives for store associates to provide great customer service.

Item 4. Controls and Procedures, page 27

2.                                      We note your response to comment 1 in our letter dated August 12, 2008. In that response, you state that your disclosure controls and procedures were “designed to be effective at the reasonable assurance level.”  However, this language does not indicate that management has made a conclusion about the effectiveness of your disclosure controls and procedures. Therefore, in future filings, if true, please state that management, with the participation of your chief executive and chief financial officers, evaluated the effectiveness of your disclosure controls and procedures, which were designed to be effective at the reasonable assurance level. Also, please state that, based on that evaluation, your chief executive and chief financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Further, please confirm for us, if true, that your disclosure controls and procedures were designed to be effective at the reasonable assurance level and that management concluded that these disclosure controls and procedures were, in fact, effective at that reasonable assurance level for the periods included in your annual report on Form 10-K for the year ended February 2, 2008 and your quarterly report on Form 10-Q for the period ended August 2, 2008.

Response:  In future filings, we will state that management, with the participation of our chief executive and chief financial officers, evaluated the effectiveness of our disclosure controls and procedures, which were designed to be effective at the reasonable assurance level. We will also state that, based on that evaluation, our chief executive and chief financial officers concluded that our disclosure controls and procedures were effective at that reasonable assurance level.

We confirm that our disclosure controls and procedures were designed to be effective at the reasonable assurance level and that management concluded that these disclosure controls and procedures were, in fact, effective at that reasonable assurance level for the periods included in our annual report on Form 10-K for the year ended February 2, 2008 and our quarterly report on Form 10-Q for the period ended August 2, 2008.

Definitive Proxy Statement on Schedule 14A

3.                                      We note your responses to comments 5, 6, and 7 in our letter dated August 12, 2008. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosures for the future filings.

Response:             Based on the information we know today, below are our intended disclosures for future filings:

Comment 5:           The first paragraph under the heading of “Certain Relationships and Related Transactions” appearing on page 31 of our Definitive Proxy Statement on Schedule 14A filed April 28, 2008 (“2008 Proxy Statement”) would be replaced with the following three paragraphs:

Our written Code of Ethics sets forth the general principle that our directors, executive officers and other associates should avoid any situation that could be perceived as a conflict of interest, regardless of the dollar amount involved. This principle is also reflected in our written Corporate Governance Guidelines (“Guidelines”) and the written materials that we use to educate associates about conflict of interest guidelines. For example, under the Guidelines, if an actual or potential conflict of interests develops for any reason, including, without limitation, because of a change in business operations of the Company or because of a director’s circumstances, the director should immediately report the matter to the General Counsel, who should then report the matter to the Nominating and Corporate Governance Committee (“Committee”) for review and determination. In the event there is a significant conflict, the director must resign or that conflict must be resolved. Additionally, under the Guidelines any director desiring to join the board of directors of another company must provide written notice to the chairperson of the Committee. The chairperson of the Committee, after consultation with the General Counsel, will then respond to the director with a resolution. We also ask each of our executive officers and directors to fill out questionnaires every year to help enable us to identify if a potential conflict of interest exists.

Pursuant to the charter of the Committee, the Committee is responsible for reviewing, approving or ratifying any “related party transactions”. These are transactions which exceed $120,000 and in which (i) Staples and any of our directors, director nominees, executive officers, 5% shareholders and their immediate family members are participants, and (ii) such participants had or will have a direct or indirect material interest. In the course of reviewing potential related party transactions, the Committee considers the nature of the related person’s interest in the transaction; the presence of standard prices, rates, or terms consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for entering into the transaction; the potential effect of the transaction on the status of a independent director; and any other factors the Committee may deem relevant. The procedures for review, approval or ratification of a related party transaction for Staples, our directors, executive officers and 5% shareholders are the same as those listed above for actual or potential conflicts of interests involving directors under the Guidelines, including the use of a questionnaire to identify potential related party transactions.

Our Code of Ethics, Corporate Governance Guidelines, and the charters for all the committees of our Board of Directors are posted in the corporate governance section of the investors’ portal of our website at www.staples.com.

Comment 6:           With respect to our response to comment 6 in our letter of September 9, 2008, we indicated that we no longer consider data from the general industry group comprised of 70 to 79 companies. In the 2008 Proxy Statement, we disclosed that we used the data from the general industry group to evaluate total cash and total direct compensation for our chief executive officer, chief financial officer and chief operating officer.

We now have a peer group of 20 companies, and we will disclose the names of these 20 companies in our 2009 proxy statement. We believe that disclosure of the peer group of 20 companies for 2009 and what we consider in their data is not required at this time, although we expect to discuss the data relating to that group in a manner similar to how we analyzed our peer data in our 2008 Proxy Statement. Specifically, in the disclosure in our 2008 Proxy Statement, we discussed the following compensation data which was benchmarked against our peer groups:

•                  For the chief executive officer, chief financial officer and chief operating officer:

•                  cash compensation and total direct compensation, with total direct compensation evaluated with equity valued on both a paper value and Black Scholes value basis;

•                  the three year (2004-2006) performance in terms of earnings per share compound annual growth rate (CAGR), average return to stockholders and return on invested capital (ROIC) compound annual growth rate; and

•                  total cash compensation and total equity value provided to our chief executive officer and our chief financial officer over the most recent three year period (fiscal 2004-2006).

•                  For the Presidents of North American Delivery and U.S. Retail, total direct compensation and total cash compensation.

Comment 7:           Footnote (4) of the Grants of Plan-Based Awards Table for the 2008 Proxy Statement would have read:

(4)           The grant date fair value of the performance share awards granted on February 5, 2007 is $26.26 per share. The grant date fair value of the restricted stock granted on March 8, 2007 is $26.12 per share. The grant date fair value of the restricted stock granted on July 2, 2007 is $24.42 per share. The grant date fair value of the stock options granted on July 2, 2007 is $7.62 per share.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-8321.

Sincerely,

/s/ Kristin A. Campbell

Kristin A. Campbell
Senior Vice President, General Counsel
and Secretary

cc:	Ronald L. Sargent
John J. Mahoney
Christine T. Komola
Mark G. Borden, Esq.